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March 20, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on March 20, 2008.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom

cc: Maarten Thompson

File No. 82-2683

Wolters Kluwer

PRESS RELEASE

Contact:	Caroline Wouters	Kevin Entricken
	Vice President,	Vice President,
	Corporate Communications	Investor Relations
	Wolters Kluwer nv	Wolters Kluwer nv
	+ 31 (0)20 6070 459	+ 31 (0)20 6070 407
	press@wolterskluwer.com	ir@wolterskluwer.com

Wolters Kluwer 2007 Annual Report

Report features strategy shift from transformation to accelerating profitable growth

Amsterdam (March 20, 2008) - Wolters Kluwer, a leading global information services and publishing company, today issued its 2007 Annual Report both in print and online. The 2007 Annual Report details Wolters Kluwer's achievements, having delivered on all of its key performance indicators in 2007. The company successfully shifted its strategy from transformation to accelerating profitable growth to create significant value to shareholders, customers, and employees. Wolters Kluwer's 2007 Sustainable Entrepreneurship Report, documenting the company's social responsibility efforts and goals over 2007, was issued today as well.

Nancy McKinstry, CEO and Chairman of the Executive Board, commented in the Chairman's Message of the Annual Report, "In 2007, we successfully executed our strategy to accelerate profitable growth by strengthening our core market positions; by expanding into adjacent growth segments; by leveraging our global presence to capitalize on high growth opportunities; and by institutionalizing operational excellence throughout the company to improve efficiency and the quality of the products we deliver to our customers.

Our financial performance in 2007 was the strongest in recent history. Importantly, we improved organic growth to 4% and operating margins to 20%. With half of our revenues coming from online and electronic products and services, the company has moved fast to exploit new market opportunities. Wolters Kluwer has also continued its steps to integrate sustainability into its business. Going forward, we will build on the strong foundation we have as a leading global information services and solutions provider, giving shareholders, customers, and employees a strong return on their investment in Wolters Kluwer."

Wolters Kluwer's 2007 Annual Report and the *Jaaroverzicht 2007* are available online at www.wolterskluwer.com/2007annualreport, and both publications can be downloaded and printed in PDF format. To request a print copy of the 2007 Annual Report or *Jaaroverzicht 2007*, email info@wolterskluwer.com.

2007 Sustainable Entrepreneurship Report

Also issued today is Wolters Kluwer's 2007 Sustainable Entrepreneurship Report, available online only at www.wolterskluwer.com/2007SER. The report documents in a centralized and comprehensive way the company's efforts and provides the foundation for increasing the scope of social responsibility goals, reporting efforts, and actions in the future.

In 2007, Wolters Kluwer's activities to increase its sustainability efforts and its reporting capabilities included the implementation of common, electronically supported performance management systems, developing a global Human Rights and Supplier policy, and further expanding the collection of key data. Also, the company qualified again for the Dow Jones STOXX Index and was added to the Dow Jones Sustainability World Index. In addition, Wolters Kluwer further streamlined its community involvement and charitable initiatives globally to focus on core themes of sharing knowledge and improving both healthcare and access to healthcare, which are central to the company's value creation.

Wolters Kluwer

Annual General Meeting of Shareholders

The 2007 Annual Report will be submitted to the Annual General Meeting of Shareholders of Wolters Kluwer nv, which will be held on Tuesday, April 22, 2008, at 11:00 a.m. at the Okura Hotel, Amsterdam. Items on the agenda for discussion and voting include the proposal to reappoint Mr. H. Scheffers as member of the Supervisory Board and the dividend proposal of €0.64 per ordinary share.

The agenda for the meeting is available in English and Dutch at www.wolterskluwer.com. To request a print copy, email info@wolterskluwer.com.

Dividend calendar 2008

Dividend record date	April 23, 2008
Ex-dividend quotation	April 24, 2008
Stock dividend ratio date	April 28, 2008 (after the close of trading)
Cash distribution payable	May 5, 2008

Calendar 2008

Annual General Meeting of Shareholders	April 22, 2008
2008 Half-year results	July 30, 2008
2008 Trading update	Fourth quarter 2008
2008 Full-year results	February 25, 2009

Full overview available at www.wolterskluwer.com

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

END